United States securities and exchange commission logo





                             August 14, 2023

       Mars Guangyuan Cai
       Chief Executive Officer
       Smart Share Global Ltd
       6th Floor, 799 Tianshan W Road
       Changning District, Shanghai 200335
       People   s Republic of China

                                                        Re: Smart Share Global
Ltd
                                                            Form 20-F for the
Fiscal Year December 31, 2022
                                                            File No. 001-40298

       Dear Mars Guangyuan Cai:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 155

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your
 Mars Guangyuan Cai
Smart Share Global Ltd
August 14, 2023
Page 2
      determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.    We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
      for    Smart Share Global Limited or the VIE    or    us and the VIE.
We also note that your
      list of principal subsidiaries and consolidated affiliated entities in
Exhibit 8.1 appears to
      indicate that you have consolidated foreign operating entities in Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our knowledge." Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Pattan at (202) 551-6756 or Christopher Dunham at
(202) 551-
3783 with any questions.



                                                            Sincerely,
FirstName LastNameMars Guangyuan Cai
                                                            Division of
Corporation Finance
Comapany NameSmart Share Global Ltd
                                                            Disclosure Review
Program
August 14, 2023 Page 2
cc:       Haiping Li
FirstName LastName